Exhibit 99.1

Altamira Therapeutics Provides Business Update

•	Company progressing with plans to focus on its RNA business
•	Advancing discussions for divestiture or spin-off of legacy assets, including BentrioTM and AM-125 nasal sprays
•	Bentrio revenues were $1.3 million in first half of 2022

HAMILTON, BERMUDA / August 30, 2022 / Altamira Therapeutics Ltd. (NASDAQ:CYTO), a company dedicated to developing therapeutics that address important unmet medical needs, today provided a business update on its strategic repositioning and key developments in its business.

“We continue to be on track with our plan to refocus the Company around our exciting RNA delivery platform and to divest or spin off our legacy business to unlock the intrinsic value of our assets,” commented Thomas Meyer, the Company’s founder, CEO and Chairman. “Over the past few months, we made great progress in raising awareness of our patented OligoPhore / SemaPhore technology for efficient and safe RNA delivery to extrahepatic target tissues.

“In addition, we reached important milestones with our nasal spray programs, Bentrio and AM-125, obtaining positive study data for both as well as regulatory clearance for Bentrio in the US and elsewhere. We are making good progress in our efforts to partner both programs, on which we have spent approximately $15 million and $18 million, respectively, to date.”

Altamira expects to report its first-half 2022 financial results in early October 2022. Preliminary figures show that the Company recorded revenues related to Bentrio of $1.3 million during that period.

Leveraging Bentrio’s commercial potential in US and Europe through partnering

As previously announced, Altamira’s strategy is to commercialize Bentrio globally through well-established OTC consumer health companies with a strong footprint in the respiratory health market, respectively the “allergy” and “cough and cold” categories. While the Company has already established distribution agreements with partners covering most of the important Asian markets except Japan, and the Middle East, the Company’s current partnering activities are focusing on the US, EU and other key international markets. Since receiving 510(k) clearance from the US Food and Drug Administration (FDA) for marketing Bentrio Allergy Blocker, Altamira has advanced partnering discussions with a number of interested parties in a structured process. In this context, the Company has suspended preparations for launching the product in the US on its own as well as major market initiatives in Europe. The US and Europe together represent the largest OTC markets worldwide by far.

Major potential in allergy management…

One of the key indications for Bentrio is the treatment of mild to moderate allergic rhinitis. In the US, 7.8% of people over 18 have hay fever,1 and the market for OTC allergy medicines was $4 billion in 2020.2 Traditionally, allergy management has been based on treatment with antihistamine or corticosteroid drugs and the use of decongestants to address nasal inflammation and the classic symptoms of nasal congestion, sneezing, nasal itching, and rhinorrhea. Among drug-free options, which have been growing in importance, saline nasal sprays are used for rinsing allergen particles off the nasal cavity. Bentrio as a drug-free and preservative-free nasal spray is designed to protect allergy sufferers by forming a mucous-like gel barrier that coats the nasal membranes for several hours, trapping inhaled allergens within the nasal cavity and helping with their clearance via the digestive tract.

Bentrio’s protective effects have already been demonstrated clinically with controlled exposure to house dust mites and grass pollen in allergen challenge chambers for 3 to 4 hours. A larger clinical trial comparing Bentrio with a seawater nasal spray (the “NASAR” study) in Australia under “everyday conditions” over 14 days was started in 2021. Positive interim safety and efficacy data from the trial helped to support the successful 510(k) application to the FDA. NASAR is expected to resume enrollment with the upcoming start of the allergy season and to complete the enrollment target of 100 patients for a read-out in Q1 2023.

1 National Ambulatory Medical Care Survey

2 www.ibisworld.com

… and in viral infection prevention and treatment

The second key indication for Bentrio is the protection against airborne viral particles. COVID-19 dramatically raised peoples’ awareness of the risk of viral infections and has created a heightened interest in, and demand for, protection. Human rhinovirus (HRV) is the most common cause of upper respiratory tract infection, and influenza resulted in 9-45 million illnesses, 140,000-810,000 hospitalizations and 12,000-61,000 deaths annually since 2010.3 US revenues for cold and cough remedies in 2021 were more than $12 billion.4 Bentrio has been successfully tested on human nasal epithelium cells for protection against SARS-CoV-2, H1N1 influenza and, most recently, HRV.

Bentrio’s mode of action is the same regardless of whether it shall provide a barrier against airborne virus or allergen particles. Altamira considers that the spray can also help to reduce the viral load in the nose and the risk of viral infection. However, certain countries and regions require specifically clinical performance data to clear Bentrio for this indication, in particular related to COVID-19. In this context, the Company recently stopped marketing Bentrio in the viral infection indication in the EU and Switzerland and will re-introduce the product in the coming weeks with a labeling for allergy only.

COVAMID is a randomized, placebo-controlled clinical trial to evaluate the safety, tolerability, and efficacy of Bentrio in the treatment of acute COVID-19. It began enrolling patients in March 2022. Following a blinded interim analysis, Altamira recently announced that the trial will add 24 patients bringing the total to 160, with top-line data expected in Q4 2022. The Company expects the trial to be essential for supporting its plans to expand Bentrio’s product label to include viral infections in those countries and regions requesting such data.

AM-125 moving towards IND filing

In June 2022, the Company announced key results from its TRAVERS phase 2 trial with AM-125, a nasal spray with betahistine as active ingredient for the treatment of vertigo. The trial enrolled a total of 124 patients who suffered from acute vestibular syndrome (AVS) following surgery for the removal of a tumor growing behind the inner ear. TRAVERS demonstrated good safety and tolerability of AM-125 at doses up to 20 mg administered three times daily for four weeks. Further, administration of AM-125 resulted in a dose- and time-dependent improvement in balance and vestibular function. On the primary efficacy endpoint, the improvement in the "Tandem Romberg" balance test, the trial showed a statistically significant increase in the time to failure (i.e. for how long balance could be maintained) for the 20 mg dose over placebo. TRAVERS thus served as proof of concept for AM-125 acting as a vestibular stimulant and helping patients to ‘get back on their feet’ more quickly.

Following further analyses of the TRAVERS outcomes, the study team has been drafting an article for publication in a scientific journal. Meanwhile, the Company has been working to move the AM-125 development program forward. Altamira is planning to file an Investigational New Drug (IND) application with the FDA in Q4 2022, which will include the protocol for the next clinical trial with AM-125. Benefitting from its intranasal administration route, AM-125 can achieve significantly higher betahistine concentrations in blood plasma than those obtained with the currently available tablets for oral administration. Globally, there has been a dearth of innovation for treating vertigo for decades. In the context of its strategic repositioning, Altamira has initiated partnering discussions on AM-125 with a number of interested parties.

3 Centers for Disease Control and Prevention

4 www.statista.com

Increasing recognition of our RNA delivery platform

Within its new RNA business, Altamira has continued to make great progress in development and in building awareness around its patented peptide-based platforms for RNA delivery to extrahepatic tissues. The Company recently announced the launch of AM-411 for the treatment of rheumatoid arthritis (RA), the second largest therapeutic area after oncology. This second program follows AM-401 for the treatment of KRAS-driven tumors and is built on its patented OligoPhore™ delivery platform and siRNA targeting NF-kB (p65), a key checkpoint in RA inflammation. AM-411 has already been shown to potently suppress early inflammatory arthritis in a collagen antibody-induced arthritis mouse model.5 The Company intends to develop both AM-401 and AM-411 with the objective of out-licensing the drug products at a later stage.

Altamira’s RNA delivery platforms OligoPhore / SemaPhore™ are increasingly being recognized for their ability to deliver RNA payloads to tissues outside the liver which are challenging to reach for currently available technologies such as lipid nanoparticles (LNPs). Recently, two publications in peer-reviewed journals by independent research groups presented fresh evidence for the technology’s effects and comparative advantages in areas of great unmet medical need. A study by a Korean group highlighted the benefits of cell-penetrating peptides over LNPs. In addition, this study compared eight such peptides in their ability to mediate cellular uptake and promote protein expression of mRNA in cancer cells and found Altamira’s SemaPhore to be the most efficient among the technologies tested.6 Another study by a Chinese group showed a remarkably mitigated severity of joint degeneration in a mouse model of osteoarthritis after treatment with OligoPhore-based nanoparticles comprising siRNA targeting the JMJD3 gene.7

In order to further increase awareness among research scientists and drug developers, Altamira will present its technology in a series of specialized conferences in the coming months. In addition, the Company will continue to expand its business development efforts for selective out-licensing of its delivery platforms as it becomes an RNA-focused company.

About Altamira Therapeutics

Altamira Therapeutics (NASDAQ:CYTO) is dedicated to developing therapeutics that address important unmet medical needs. The Company is currently active in three areas: the development of RNA therapeutics for extrahepatic therapeutic targets (OligoPhore™ / SemaPhore™ platforms; preclinical), nasal sprays for protection against airborne allergens and, where approved, viruses (Bentrio™; commercial) or for the treatment of vertigo (AM-125; post Phase 2), and the development of therapeutics for intratympanic treatment of tinnitus or hearing loss (Keyzilen® and Sonsuvi®; Phase 3). Founded in 2003, it is headquartered in Hamilton, Bermuda, with its main operations in Basel, Switzerland. For more information, visit: https://altamiratherapeutics.com/

5 Zhou et al. (2014), Peptide-siRNA nanocomplexes targeting NF-κB subunit p65 suppress nascent experimental arthritis, J Clin Invest 124(10):4363-74.

6 Kim et al. (2022), The potential of cell-penetrating peptides for mRNA delivery to cancer cells, Pharmaceutics 14(6), 1271.

7 Jin et al. (2022), Histone demethylase JMJD3 downregulation protects against aberrant force-induced osteoarthritis through epigenetic control of NR4A1, Int J Oral Sci 14:34.

Forward-Looking Statements
This press release may contain statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Altamira Therapeutics' strategies or expectations. In some cases, you can identify these statements by forward-looking words such as "may", "might", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "projects", "potential", "outlook" or "continue", or the negative of these terms or other comparable terminology. Forward-looking statements are based on management's current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the approval and timing of commercialization of AM-301, Altamira Therapeutics' need for and ability to raise substantial additional funding to continue the development of its product candidates, the timing and conduct of clinical trials of Altamira Therapeutics' product candidates, the clinical utility of Altamira Therapeutics' product candidates, the timing or likelihood of regulatory filings and approvals, Altamira Therapeutics' intellectual property position and Altamira Therapeutics' financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Altamira Therapeutics' capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption "Risk Factors" in Altamira Therapeutics' Annual Report on Form 20-F for the year ended December 31, 2021, and in Altamira Therapeutics' other filings with the SEC, which are available free of charge on the Securities Exchange Commission's website at: www.sec.gov . Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and all subsequent written and oral forward-looking statements attributable to Altamira Therapeutics or to persons acting on behalf of Altamira Therapeutics are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Altamira Therapeutics does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

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